File No. 030-00354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

AMENDMENT NO. 1

TO

FORM U5S

ANNUAL REPORT

FOR THE FISCAL YEAR ENDED MARCH 31, 2003

Filed pursuant to the
Public Utility Holding Company Act of 1935 by

National Grid Transco plc
National Grid (US) Holdings Limited
National Grid (US) Investments 4
National Grid (US) Partner 1 Limited
National Grid (US) Partner 2 Limited
1-3 Strand
London, WC2N 5EH
England

National Grid General Partnership
One Rodney Square
Wilmington, DE 19801

National Grid Holdings Inc.
National Grid USA
25 Research Drive
Westborough, MA 01582
Explanatory Note

This amendment to the Annual Report on Form U5S for the fiscal year ended March 31, 2003 is being filed to restate the shareholder's equity of certain intermediate holding companies. In the Form U5S filed on July 29, 2003, certain intermediate holding companies included in shareholders' equity amounts equal to the excess of fair market value over book value of net assets with respect to companies that were transferred within the system. This amendment reflects adjustments to shareholders' equity to exclude those amounts in accordance with US generally accepted accounting principles. This change does not affect the financial statements of National Grid Transco plc nor does it affect the financial statements of National Grid USA, and the financial statements of those companies have not been revised. Except as required to reflect the effects of the restatement, no other substantive changes have been made to the Annual Report.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2003

Part A. COMPANIES ABOVE NATIONAL GRID USA

Name of Company		No. of	Percentage	Issuer	Owner
		common	Voting power	Book	Book
		shares owned	100 % unless	Value	Value
			stated	$'000	$'000

National Grid Transco plc (1)

Subsidiary of the parent holding Company- National Grid Transco plc
National Grid (US) Holdings Limited	Ordinary £1	931,252		2,908,222	2,829,777
	Non-equity securities			36,230	36,230
NGG Finance PLC (2)	Ordinary £1	1,650,000		232,329	225,879
	Non-equity securities			286,172	286,172
National Grid Holdings One plc (3)	Ordinary £0.1176	1,498,496,751		3,053,442	238,363
	Non- equity securities			6,249,970	6,249,782
Lattice Group plc (†)	Ordinary £0.10	3,613,195,742		771,000	226,588
	Non-equity securities			504,000	504,000
Subsidiary of National Grid (US) Holdings Limited
National Grid (US) Investments 4	Ordinary £1	300		2,490,831	3,257,497
	Non- equity securities			6,253,381	6,253,868
National Grid (US) Investments 2	Ordinary £1	100		-	-
National Grid (US) Investments 5 (*)	Ordinary £1	1		-	-
National Grid (US) Investments 6 (*)	Ordinary £1	1		-	-
Subsidiary of National Grid (US) Investments 4
National Grid (US) Partner 1 Limited	Ordinary US$1	1,980,002		4,532,146	4,532,146
National Grid (US) Partner 2 Limited	Ordinary US$1	20,002		45,779	45,779
National Grid Twelve Limited	Ordinary US$1	15,000,000		3,761,796	3,761,796
Subsidiary of National Grid Twelve Limited
National Grid Eight Limited (4)	Ordinary US$315.50	10,000,000		202,403	2,721,781
National Grid Eleven Limited (4)	Ordinary US$273	5,000,000		81,902	1,040,000

Subsidiary of National Grid (US) Partner 1 Limited
National Grid General Partnership (5)	Partnership		99	3,615,803	n/a
National Grid Holdings Inc. (USA)	Ordinary US $0.10		99	3,670,521	3,474,979
Subsidiary of National Grid (US) Partner 2 Limited
National Grid General Partnership (5)	Partnership		1	36,523	n/a
National Grid Holdings Inc. (USA)	Ordinary US $0.10		1	37,076	35,101
Subsidiary of National Grid General Partnership
National Grid US LLC (6)	-			143,812	142,237
NG Chicago LLP (USA)	Ordinary US$1			-	-
National Grid Holdings Inc. (USA)	Ordinary US$0.10	5,000,000		3,707,597	3,510,080
Subsidiary of National Grid Holdings Inc.
National Grid Ten	$1 ordinary	1,148,826		177	-
NGG (Delaware) LLC (7)
National Grid USA	Common	1,000		7,231,592	7,362,326
	Non-equity securities			135,500	249,500
Subsidiary of the parent holding Company- National Grid Holdings One plc
National Grid Holdings Limited (8)	Ordinary £1	99,999,999		5,686,557	3,117,628
	Non-equity securities			16,304,280	16,297,913
National Grid Netherlands One BV (9)	Ordinary Euro1	2,200,000		2,154	2,182
National Grid Netherlands Two BV (10)	Ordinary Euro1	2,200,000		2,151	2,182
National Grid Netherlands Three BV (11)	Ordinary Euro1	2,200,000		2,145	2,182
National Grid Ireland Three (12)	Ordinary £1	1,200,500,000		1,896,808	1,896,790
National Grid Eighteen Limited (13)	Ordinary £1	3,050		2,379,639	2,370,003

Partnership of National Grid Netherlands One, Two and Three (14)
Toren CV				58,430
	Non-equity securities			1,900,454	1,900,454
Subsidiary of National Grid Eighteen Limited
National Grid Seventeen Limited (15)	Ordinary £1	1		-	-
National Grid Fifteen Limited (16)	Limited by Guarantee- no share capital			-	-
NG Malta One Limited (17)	Ordinary £1	1,550		2,212,289	2,212,002
	Non-equity securities			2,268,187	2,268,187
NGG Finance a Islandi ehf (18)	Isk ordinary 1,000,000	1
NGG Holdings a Islandi ehf (19)	Isk A ordinary 500,000	1

Subsidiary of National Grid Fifteen Limited
National Grid Sixteen Limited (20)	Ordinary £1	500		2	2

Subsidiary of NG Malta One Limited
NG Malta Two Limited (21)	Ordinary £1	1,350		2,269,195	2,212,002
	B Preference shares
Subsidiary of National Grid Holdings Limited
ENMO Limited (22)	A Ordinary £1	2,250,000	75	1,108	-
	B Ordinary £1	nil	25	370	n/a
	Non-equity securities			1,778	1,778
NGT Nominees Limited (23)	Ordinary £1	2		-	-
National Grid Five Limited	Ordinary £1	263,368,411		1,383,471	1,374,946
	Non-equity securities			405,046	405,046
National Grid Four Limited (24)	Ordinary £1	100		(251,062)	-
	Preferred Ordinary	700,000,000		251,062	251,062
National Grid Gold Limited (25)	Ordinary £1	10,000		426,724	632,000
	A Ordinary £1			2,214,196	2,211,035
	Non-equity securities			84,669	84,669
NGT Insurance Company (Guernsey) Limited (26)	Ordinary £1	1,300,000		42,576	34,760
	Non-equity securities			7,900	n/a
	A shares £1			-	-
National Grid Jersey Holdings Three Limited	Ordinary £0.01	350		(10)	-
National Grid Jersey Holdings Four Limited	Ordinary £0.01	400		13,151	6,320
National Grid Jersey Holdings Five Limited	Ordinary £0.01	148,843		(111)	-
National Grid One Limited	Ordinary £1	100		4,969	50
	Non-equity securities			5,073	5,073
National Grid Two Limited	Ordinary £1	100		2,859	48
NGG Telecoms Holdings Limited (27)	Ordinary £1	10,638,758		4,076,957	4,009,942
	A shares £1			2	2
	B shares £1			2	2
				515,524	515,524
NGG Telecoms Investment Limited	Ordinary £1	2		-	-
	Non-equity securities			383,229	383,229
National Grid (US) Investments 3	Ordinary £1	1	50	-	-
National Grid (US) Investments	Ordinary £1	225,299	99.7	1,073,165	1,098,637
	Non-equity securities			23,737	23,737
National Grid (Ireland) 1 Limited (28)	Ordinary US$50	262,364		4,331,339	6,364,986
	Non-equity securities

National Grid Company plc (29)	Ordinary £0.20	31,865		1,715,643	4,243,880
	Non-equity securities			68,572	68,572
The National Grid Group Quest Trustee Company Limited (*)	Ordinary £1	2
National Grid Nineteen Limited (30)	Ordinary £1	5,000
National Grid Twenty Limited (31)	Ordinary £1	5,000
National Grid Twenty One Limited (32)	Ordinary £1	5,000
Subsidiary of National Grid Company plc
-NGC Employee Shares Trustee Limited (*)		2
NGC Leasing Limited	Ordinary £1	100		-	-
	Non-equity securities			11,984	11,984
-Elexon Limited (33)
Subsidiary of NGT Nominees Limited
-BSc Co. Limited (*)	Ordinary £1	1
-Electracom Limited (*)	Ordinary £1	2
-Energi Limited (*)	Ordinary £1	2
-Energis Services Limited (*)	Ordinary £1	2
-Energy Market Operations Limited (*)	Ordinary £1	1
-Energy Settlements and Information Services -Limited (*)	Ordinary £1	2
-Enex Operations Limited (*)	Ordinary £1	1
-EPFA Limited (*)	Ordinary £1	1
-EPFAL Limited (*)	Ordinary £1	2
-First Point Services Limited (*)	Ordinary £1	1
-First Point Solutions Limited (*)	Ordinary £1	1
-Gemstone Software Limited (*)	Ordinary £1	1
-Grid International Limited (*)	Ordinary £1	2
-Gridnat Limited (*)	Ordinary £1	1
Grid Investment Holdings Limited (*)	Ordinary £1	100		-	-
-International Power Systems Limited (*)	Ordinary £1	2
-IPS Limited (*)	Ordinary £1	2
-NATGRID Limited (*)	Ordinary £1	2
-Natgrid Holdings Limited (*)	Ordinary £1	1
National Grid Holland Limited	Ordinary £1	100		1
-National Grid Market Services Limited (*)	Ordinary £1	1
National Grid Transco Europe Limited (*) (34)	Ordinary £1	1
National Grid Transco Group Limited (*) (34)	Ordinary £1	1
National Grid Transco Holdings Limited (*) (34)	Ordinary £1	1
National Grid Transco International Limited (*) (34)	Ordinary £1	1
National Grid Transco One Limited (*) (34)	Ordinary £1	1
-NetMap Limited(*)	Ordinary £1	1
-NGC Energy Limited (*)	Ordinary £1	2
-NGC (GB) Limited (*)	Ordinary £1	2
-NGC Leisure Limited (*)	Ordinary £1	2
-NGG Limited (*)	Ordinary £1	1
-Powercom Limited (*)	Ordinary £1	2
-Supergrid Limited (*)	Ordinary £1	2
Teldata International Limited	Ordinary £1	2		181	-
-Teldata Services Limited (*)	Ordinary £1	1
-Teldata Solutions Limited (*)	Ordinary £1	1
-Telecom Electric Limited (*)	Ordinary £1	2
-Transgrid Limited (*)	Ordinary £1	1

Subsidiary of Grid Investment Holdings Limited Grid One Limited (*)	Ordinary £1 Non-equity security	1 1
Investment of National Grid Four Limited
Energis plc (35)	-	123,582,445	7.1	(11,548)	-
Subsidiary of National Grid Jersey Holdings Five Limited
National Grid Three Limited	Ordinary £1	505		(1,290,953)	-
	Non-equity securities			2,280,583	2,280,583
Subsidiary of National Grid Three Limited
NGG Telecoms Limited	Ordinary £1	216,810,197		875,213	875,224
	Non-equity securities			520,472	520,472
Associate of NGG Telecoms Limited
Energis plc (35)		442,500,000	25.4	(41,312)	-
-NGC IT Limited (*)	Ordinary £1	2
Subsidiary of National Grid (Ireland) 1 Limited
National Grid (Ireland) 2 Limited	Ordinary US$50	745,807		3,874,854	2,960,260
				7,088	7,088
National Grid Nine Limited (36)	Ordinary £1	2,626	26	1,717,257	1,363,960
Subsidiary of National Grid (Ireland) 2 Limited
National Grid Nine Limited (36)	Ordinary £1	7,474	74	4,887,577	3,882,039
Subsidiary of National Grid Five Limited
National Grid Six Limited	Ordinary £1	1		(84,080)	-
	Non-equity securities			147,927	32,230
NATGRID Finance Holdings Limited	Ordinary £1	3,500,100		1,358,549	1,343,000
	Non-equity securities			2,362,529	2,362,529
National Grid International Limited	Ordinary £1	83,600,100		(792,184)	-
				1,682,871	1,682,871
NGC Two Limited	Ordinary £1	160,000,000		232,201	266,021
Subsidiary of NatGrid Finance Holdings Limited
NATGRID Finance Limited	Ordinary £1	100		2,445,382	2,328,271
Subsidiary of NatGrid Finance Limited
NG Jersey Limited	Ordinary £0.01	140,000		2,262,299	2,212,000
NG Investments Limited	Ordinary £0.01	68,197		109,009	107,748
Subsidiary of NG Investments Ltd
NatGrid Investments Ltd (37)	Ordinary £1	1,000		7,273	158
	A Shares £1	100		178	-
	B Shares £1	300		7,274	-
Subsidiary of NGC Two Limited
The National Grid Investments Company	Ordinary £1	10,000,000		91,474	15,800
	A Ordinary £1			213,605	212,943
				32,375	32,375
Subsidiary of National Grid International Limited
NG Procurement Holdings Limited	Ordinary £1	506,002		(3,040)	-
National Grid (IOM) UK Limited	Ordinary £1	2,000		28,254	7,110
National Grid Overseas Limited (38)	Ordinary £1	200		220,987	57,964
	Non-equity securities			431,902	431,902
	B Ordinary £1			384,490	424,985
National Grid Seven Limited	Ordinary £1	100		87,711	70,689
				77,681	77,681
Network Mapping Limited	Ordinary £1	300,000		-	-
National Grid Indus BV	Ord NLG 1000	87,352		62,105	56,880
NGC Indus Limited (*)	Ordinary £1	33,113,000		-	-
NGC Zambia Limited	Ordinary £1	15,754,000		46,000	28,756
NG Australia GP Pty Ltd	Ordinary AS$1	597,636		359	349
NG Australia LLP (39)	Partnership	n/a	99	31,707	34,596
Original Basslink Pty Limited (*)		1
The Electricity Transmission Company Limited	Ordinary £1	34,110,429		-	-
Britned Development Limited (40)		1	50	-	-
National Grid Zambia Limited (41)	Ordinary US $1	46,000,001

Subsidiary of NG Procurement Holdings Limited
National Grid Procurement BV	Ordinary Euro450	40		220	-
	Non-equity securities			3,040	3,040
Subsidiary of National Grid Overseas Limited
National Grid Overseas Two Limited	Ordinary £1	100		(335,904)	-
				1,489,540	1,489,540
Subsidiary of NG Australia LLP
National Grid Australia Pty Limited	Ordinary AS$1	59,763,603		136,660	136,660
Subsidiary of National Grid Australia PTY Limited
Basslink Pty Limited	Ordinary AS$1	43,600,000		26,160	26,160
	Non-equity			110,500	110,500
Subsidiary of National Grid Seven Limited
National Grid Holdings BV	Ordinary Euro450	62		202,510	153,606
	Non-equity securities			12,443	12,455
Subsidiary of National Grid Holdings BV
National Grid Poland BV	Ordinary Euro450	40		(43,868)	-
	Non-equity securities	1		43,870	43,870
National Grid Central Europe BV	Ordinary Euro450	40		-	-
National Grid Brazil BV	Ordinary Euro450	40		(491,211)	-
	Non-equity			486,254	486,339
National Grid Manquehue BV	Ordinary Euro450	40		(89,416)	-
				88,779	88,777
National Grid Finance BV	Ordinary Euro450	120		(7,982)	-
	Non-equity securities			7,967	8,000
National Grid Zambia BV	Ordinary Euro450	50,000		49,751	-
National Grid India BV	Ordinary Euro450	40		(41)	21
NGC do Brasil Participacoes Ltda	-			197	376
National Grid Brazil Transmission BV	Ordinary Euro450	400		12,407	13,383
National Grid Brazil Finance	Ordinary £1	214		118,356	113,021
National Grid Fourteen Limited	Ordinary £1	2		-	-
Subsidiary of National Grid Poland BV
Energis Polska Sp z.o.o		318,266	18.5	(16,117)	-
Subsidiary of National Grid Central Europe BV
Central Europe Telecoms Holdings BV	Ordinary Euro450	40		-	8
Subsidiary of National Grid Brazil BV
JVCO Participacoes Ltda		900,000,000	50	-	-
Subsidiary of JVCO Participacoes Ltda
Holdco Participacoes Ltda		3,000,000,000		**	**
Subsidiary of Holdco Participacoes Ltda
Intelig Telecomunicacoes Ltda		3,000,000,000		**	**
Subsidiary of National Grid Fourteen Limited
National Grid Chile BV	Ordinary Euro450	40		(72,396)	-
	Non-equity			72,385	72,348
Subsidiary of National Grid Chile BV
Inversiones ABC Limitada (42)		61,500,500	50	5,669	-
Subsidiary of National Grid Finance BV
Compania Inversora En Transmicion Electrica CITELEC S.A.		105,974,400	42.5	46,259	-
Subsidiary of Compania Inversora En Transmicion Electrica CITELEC S.A
Transener S.A (43)		234,129,232		**	**
Subsidiary of Transener S.A
Transba S.A (44)		198,160,309		**	**
Subsidiary of National Grid Zambia BV
Copperbelt Energy Corporation plc		3,850,000	38.5	23,203	26,626
Subsidiary of Lattice Group plc
Lattice Group Holdings Limited (†)	Ordinary £1	231,321,001		(28,121)	365,487
	Non-equity securities			1,496,000	1,496,000
National Grid Properties Limited	Ordinary £1	34,806,296		55,139	54,993
	Non-equity securities			58,457	58,457
Transco Holdings plc (†)	Ordinary £1	147,000,002		5,485,760	557,448
	Non-equity securities			4,236,000	4,236,000
Subsidiary of Lattice Group Holdings Limited
Advantica Technologies Limited (†)	Ordinary £1	30,101,700		26,459	47,561
Lattice Group International Holdings Ltd (†)	Ordinary £1	26,401,700		41,219	41,715
Secondsite Property Portfolio Limited (†)	Ordinary £1	31,000,200		48,980	48,980
Telecom International Holdings Limited (†)	Ordinary £1	8,300,100		254,952	230,620
Lattice Telecommunications Asset Development Company Limited (†)	Ordinary £1	88,900,001		189,232	140,462
Eastlands (Benefits Administration) Limited (†)	Ordinary £1	2		-	-
Beegas Nominees Limited (†)	Ordinary £1	100		-	-
Stargas Nominees Limited (†)	Ordinary £1	100		-	-
Lattice Energy Services Limited (†)	Ordinary £1	2		(16,846)	-
NGT Insurance Company (Isle of Man) Limited (†) (incorporated in the Isle of Man)	Ordinary £1	2,514,000		211,930	149,247
NGT Insurance Company (Ireland) Limited (†) (incorporated in the Republic of Ireland) (*)	Ordinary £1	435,000		15,800	15,800
Lattice Telecom Finance (No 1) Limited (†) (incorporated in the Isle of Man)	Ordinary £1	10,000		536	15,800
Lattice Group Trustees Limited (†)	Ordinary £1	2		-	-
Fulcrum Connections Limited (†)	Ordinary £1	10,000,000		(2,779)	15,800
Lattice Group Employee Benefit Trust Limited (†)	Ordinary £1	2		-	-
Lattice Intellectual Property Limited (†)	Ordinary £1	2		-	-
Utility Metering Services Limited (†) (45)	Ordinary £1	1,000		(9,134)	1
Subsidiary of National Grid Properties Limited
NG Property Developments Limited	Ordinary £1	300,000		521	506
Subsidiary of Advantica Technologies Limited
Advantica Corporate Ventures Limited (†)	Ordinary £1	2		(16,664)	-
Risx Limited (†) (incorporated in Scotland)	Ordinary £1	10		474	474
Stoner Associates Europe Limited (†)	Ordinary £1	2		607	1,108
Subsidiary of Advantica Corporate Ventures Limited
Cogsys Limited (†)	Ordinary "A" £1 Ordinary "B" £1	695,618 1	87.7	(1,097)	610
Subsidiary of Risx Limited
Risx Environmental Management Ltd (*)(†) (incorporated in Scotland)	Ordinary £1	2		5	5
Subsidiary of Lattice Group International Holdings Limited
Lattice Group US Holdings Inc (†)	Ordinary US$0.01	100		24,238	23,878
Viavera gmbh (†) (incorporated in Germany)	Ordinary €1	40,000	40	2,008	2,008
Subsidiary of Lattice Group US Holdings Inc
Stoner Associates Inc (†) (incorporated in the USA)	Common stock of US$0.01	1000		6,827	11,077
Advantica Technologies Inc (†) (incorporated in the USA)	Common stock of US$1	10,001		5,726	12,801
Subsidiary of Stoner Associates Inc
Stoner Associates Australasia Pty Limited (†) (incorporated in Australia)				-	-
Subsidiary of Secondsite Property Portfolio Limited
Port Greenwich Limited (†)	Ordinary £1	100		(28,585)	-
Secondsite Land Investments Limited (†)	Ordinary £1	101		68,978	-
Secondsite Property Holdings Limited (†)	Ordinary £1	31,000,002		383,908	48,980
Secondsite Property Nominees (No 1) Limited (†)	Ordinary £1	2		-	-
Secondsite Property Nominees (No 2) Limited (†)	Ordinary £1	2		-	-
Secondsite Regeneration Limited (*)(†)	Ordinary £1	100		-	-
Subsidiary of Secondsite Land Investments Limited
Assethall Limited (*)(†)	Ordinary £1	25,000		(20,000)	-
Mainstream Forty Seven Limited (*)(†)	Ordinary £1	1,001		(1,972)	2
Subsidiary of Telecom International Holdings Limited
Gridcom (UK) Limited (†)	Ordinary £1	260,,000,200		12,174	50,283
186k Limited (†)	Ordinary £1	149,700,002		(421,422)	-
Urband Limited (†)	Ordinary "A" shares £1	4,750,000	50	-	-
Subsidiary of Gridcom (UK) Limited
Gridcom Limited	Ordinary £1	4,000,000		(15,523)	13,114
RT Masts Limited (†)	Ordinary £1	160,625		10,706	6,005
SST Telecom Limited (*)(†)	Ordinary £1	2		-	-
SST GMbH (†) (incorporated in Germany)				40	-
SST Communications SAS (†) (incorporated in France)				5	-
STC International Holdings Limited (*)(†)	Ordinary £1	1,000,000		(28,747)	1,580
Ample Design Limited (*)(†)	Ordinary "A" £1 Ordinary "B" £1	10,000 22,727		634	-
Telink Limited (*)(†)	Ordinary £1	2		20	-
Subsidiary of RT Masts Limited
Skymasts Limited (*)(†)	Ordinary £1	2		-	-
RT Masts (Property) Limited (*)(†)	Ordinary £1	15,003		-	-
Subsidiary of SST Communications SAS
Sofrer SA (†) (incorporated in France)				-	-
Subsidiary of STC International Holdings Limited
Aerial Group Limited (*)(†)	Ordinary "A" £0.01 Ordinary "B" £0.01 Ordinary "C" £0.01 "A" cumulative pref. Shares "B" cumulative pref. Shares "C" cumulative pref. Shares	273,125 182,084 98,150 9.967,400 1,100,000 7,722,821		(3,476)	-
Subsidiary of Aerial Group Limited
AGL Systems International Limited (*)(†)	Ordinary £1	2		(708)	-
Aerial UK Limited (*)(†)	Ordinary £1	100,000		4,160	-
Jackson & Luttman Limited (*)(†)	Ordinary £1	2		-	-
Subsidiary of Aerial UK Limited
Gridcom Aerial Sites plc (†)	Ordinary £1	100,000		6,841	7,593
Subsidiary of Lattice Intellectual Property Limited
99.999 Limited (*)(†)	Ordinary £1	2
Arterion Limited (*)(†)	Ordinary £1	2
Advantica QA Limited (*)(†)	Ordinary £1	2
Arterion (Employers) Limited (*)(†)	Ordinary £1	1
Advantica Stoner Limited (*)(†)	Ordinary £1	1
Arterion Technologies Limited (*)(†)	Ordinary £1	2
Advantica Limited (*)(†)	Ordinary £1	2
Contiguous Limited (*)(†)	Ordinary £1	1
Eastlands Limited (*)(†)	Ordinary £1	1
Fastnet Caloosahatchee Communications Limited (*)(†) (incorporated in the British Virgin Islands)	Ordinary US$ 1	1
First Connect Limited (*)(†)	Ordinary £1	1
First Connect Utilities Limited (*)(†)	Ordinary £1	2
Fpltelecom Limited (*)(†)	Ordinary £1	2
Gridmet Limited (*)(†)	Ordinary £1	2
Gas Research & Technology Centre Limited (*)(†)	Ordinary £1	2
GRTC Limited (*)(†)	Ordinary £1	2
Lattice Lng Limited (*)(†)	Ordinary £1	2
ITG Limited (*)(†)	Ordinary £1	2
Infrastructure Technology Group Limited (*) (†)	Ordinary £1	2
Lattice Limited (*)	Ordinary £1	2
Secondsite Land Developments Ltd (*)(†)	Ordinary £1	2
Lattice Group (Employers) Limited (*)(†)	Ordinary £1	2
Lattice Group Holdings (Employers) Limited (*)(†)	Ordinary £1	2
Lattice Energy Services (Employers) Limited (*)(†)	Ordinary £1	2
Lattice Property (Employers) Limited (*)(†)	Ordinary £1	1
Transco Holdings (Employers) Ltd (*)(†)	Ordinary £1	2
Advantica Technologies (Employers) Limited (*)(†)	Ordinary £1	2
Loughborough Park Management Ltd (*)(†)	Ordinary £1	2
NGT Metering Limited (*)(†)	Ordinary £1	1
NGT Onstream Limited (*)(†)	Ordinary £1	2
On Stream Asset Management Services Limited (*)(†)	Ordinary £1	1
On Stream Services Limited (*)(†)	Ordinary £1	1
On Stream Solutions Limited (*)(†)	Ordinary £1	1
On Stream.Com Limited (*)(†)	Ordinary £1	1
On Stream Data Management Limited (*)(†)	Ordinary £1	1
On Stream Data Provision Limited (*)(†)	Ordinary £1	1
On Stream Metering Limited (*)(†)	Ordinary £1	1
On Stream Meter Operations Limited (*)(†)	Ordinary £1	1
On Stream Meter Reading Services Ltd (*)(†)	Ordinary £1	1
On Stream Utilities Limited (*)(†)	Ordinary £1	1
On Stream Worldwide Limited (*)(†)	Ordinary £1	1
Secondsite Estates Limited (*)(†)	Ordinary £1	2
Secondsite Holdings Limited (*)(†)	Ordinary £1	2
Lattice Land Investments Limited (*)(†)	Ordinary £1	2
Secondsite Property Limited (*)(†)	Ordinary £1	2
Lattice Property Holdings Limited (*)(†)	Ordinary £1	2
Lattice Property Portfolio Limited (*)(†)	Ordinary £1	2
Secondsite Portfolio Solutions Limited (*)(†)	Ordinary £1	2
Lattice Land Developments Limited (*)(†)	Ordinary £1	1
Transco Asset Management Limited (*)(†)	Ordinary £1	2
Transco Asset Management (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Asset Management (Wales) Limited (*)(†)	Ordinary £1	2
Transco Asset Maintenance Limited (*)(†)	Ordinary £1	2
Transco Asset Maintenance (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Asset Maintenance (Wales) Limited (*)(†)	Ordinary £1	2
Transco Connections (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Connections (Wales) Limited (*)(†)	Ordinary £1	2
Transco Emergency Services Limited (*)(†)	Ordinary £1	2
Transco Emergency Services (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Emergency Services (Wales) Limited (*)(†)	Ordinary £1	2
Transco Lng Storage Limited (*)(†)	Ordinary £1	2
Transco Metering Services (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Pipelines Limited (*)(†)	Ordinary £1	2
Transco Pipeline Constructors Limited (*)(†)	Ordinary £1	2
Transco Pipeline Constructors (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Pipeline Constructors (Wales) Limited (*)(†)	Ordinary £1	2
Transco Pipelines (Scotland) Limited (*)(†)	Ordinary £1	2
Transco Pipelines (Wales) Limited (*)(†)	Ordinary £1	2
Transco Connections Limited (*)(†)	Ordinary £1	2
Transco Transportation Company Limited (*)(†)	Ordinary £1	2
Vesas Limited (*)(†)	Ordinary £1	1

Subsidiary of Transco Holdings plc
British Transco Finance (No 5) Limited (†)	Ordinary £1	2		-	-
Transco plc (†)	Ordinary £0.0133	3,944,133,593		15,853,720	15,270,700
	Non-equity securities			3,500,003	3,493,640
Subsidiary of Transco plc
British Transco International Finance BV (†) (incorporated in the Netherlands)	Ordinary €1,000	505		4,939	16,960
Joint Radio Company Limited (†)	Ordinary "A" £1	1	50	-	-
Lattice Opsco Limited (*)(†)	Ordinary £1	2		-	-
C4Gas SA(†) (incorporated in Belgium)	Ordinary "B" €210	475	47.5	-	-
British Transco Capital Inc (†) (incorporated in the USA)	Ordinary US$1	20,000		1,084	5,277
British Transco Finance Inc (†) (incorporated in the USA)	Ordinary US$1	20,000		493	1,706
British Transco Finance (No 3) Limited (†)	Ordinary £1	2		901	-
Transco Metering Services Ltd (†)	Ordinary £1	1,373,399		17,908	2,169
British Transco Finance (No 1) Limited (†) (incorporated in the Cayman Islands)	Ordinary £1	1,000		-	-
Subsidiary of British Transco Finance (No 1) Ltd
British Transco Finance (No 2) Limited (†) (incorporated in the Cayman Islands)	Ordinary £1	1,000		-	-

Part A Notes

(*)	Dormant

(**)	Entity is not controlled by National Grid and this information is either not known to National Grid Transco or reasonably available to National Grid Transco.

(†)
Entity became part of the Group on the merger of Lattice Group plc and National Grid Group plc on 21 October 2002 and unless otherwise stated is incorporated under the laws of England and Wales. Lattice Group plc and its operating subsidiaries are involved in gas and telecoms infrastructure networks and associated services.

(1)	The name of the ultimate parent undertaking was changed from National Grid Group to National Grid Transco plc on the merger of National Grid Group and Lattice Group, effective 21 October 2002.

(2)
NGG Finance plc. 50,000,000 US$1 Redeemable Preference A shares are held by National Grid Eight Limited and 18,500,000 US$1 Redeemable Preference A shares are held by National Grid Eleven Limited. In addition, on 18 March 2003, 150,000,000 US$1 Redeemable Preference B shares were issued to National Grid Eight Limited and 62,500,000 US$1 Redeemable Preference B shares were issued to National Grid Eleven Limited.

(3)	National Grid Holdings One plc has issued one £1 B share to National Grid Transco plc.

(4)	In addition to its 100% ordinary shareholding, National Grid Twelve limited holds one US$1 non-voting reorganisation share.

(5)	National Grid General Partnership is a partnership of which 99% is held by National Grid (US) Partner 1 Limited and 1% is held by National Grid (US) Partner 2 Limited.

(6)	National Grid General Partnership owns a 100% membership interest in National Grid US LLC.

(7)	National Grid Holdings Inc. owns a 100% membership interest in NGG (Delaware) LLC.

(8)	1000 A shares in National Grid Holdings Limited are held by National Grid One Limited.

(9)	National Grid Netherlands One BV was incorporated in the Netherlands, as a group subsidiary and intermediate holding company, on 31 July 2002.

(10)	National Grid Netherlands Two BV was incorporated in the Netherlands, as a group subsidiary and intermediate holding company, on 31 July 2002.

(11)	National Grid Netherlands Three BV was incorporated in the Netherlands, as a group subsidiary and intermediate holding company, on 31 July 2002.

(12)	National Grid Ireland Three, an unlimited company, was incorporated in Ireland on 26 July 2002, and provides financial management services to group companies.

(13)	National Grid Eighteen Limited, was incorporated in England and Wales, as a group subsidiary and intermediate holding company, on 22 July 2002.

(14)
Toren CV is a partnership, established in the Netherlands on 1 August 2002 by National Grid Netherlands One BV (98% interest), National Grid Netherlands Two BV (1% interest) and National Grid Netherlands Three BV (1% interest).

(15)	National Grid Seventeen Limited, was incorporated in England and Wales, as a group subsidiary and intermediate holding company, on 23 July 2002.

(16)	National Grid Fifteen Limited, was incorporated in England and Wales, as a group subsidiary and intermediate holding company, on 23 July 2002.

(17)	NG Malta One Limited, was incorporated in Malta on 1 August 2002, and provides financial management services to group companies.

(18)	NGG Finance a Islandi ehf was incorporated in Iceland on 5 August 2002, to provide financial management services to group companies.

(19)
NGG Holdings a Islandi ehf was incorporated in Iceland on 5 August 2002, to provide financial management services to group companies. The issued share capital comprises 1'A' Ordinary share held by National Grid Eighteen Limited.

(20)	National Grid Sixteen Limited, was incorporated in England and Wales, as a group subsidiary and intermediate holding company, on 23 July 2002.

(21)
NG Malta Two Limited, was incorporated in Malta on 27 August 2002, and provides financial management services to group companies. NG Malta One Limited holds all the ordinary shares. National Grid Sixteen Limited holds all its 500 'B' preference shares.

(22)	National Grid Holdings Limited holds all the A shares in ENMO Limited, which give 75% of voting power. The remaining 25% of voting power is held by the B shareholder which is not a group company.

(23)	National Grid Nominees Limited changed name to NGT Nominees Limited on 14th May 2003.

(24)	700 million Preferred ordinary shares in National Grid Four Limited, held by National Grid Holdings Limited.

(25)	The 1,000 'A' ordinary shares in National Grid Gold Limited are held by NG Jersey Limited.

(26)
National Grid Insurance Limited changed its name to NGT Insurance Company (Guernsey) Limited on 15 November 2002. 1 Class 'A' £1 share and 100,000 £50 redeemable preference shares are held outside the group.

(27)	1,000 A shares in NGG Telecoms Holdings Ltd held by NatGrid Investments Limited. 1,000 B shares held by National Grid Two Limited.

(28)	740,065 $50 preference shares in National Grid (Ireland) 1 Limited held by National Grid Holdings Limited

(29)	Name changed from 'The National Grid Company plc', on 21 October 2002.

(30)	National Grid Nineteen Limited is a company organized under the laws of England and Wales, incorporated on 27 September 2002 as a group subsidiary and holding company, currently inactive.

(31)	National Grid Twenty Limited is a company organized under the laws of England and Wales, incorporated on 27 September 2002 as a group subsidiary and investment company, currently inactive.

(32)	National Grid Twenty One Limited is a company organized under the laws of England and Wales, incorporated on 27 September 2002 as a group subsidiary and holding company, currently inactive.

(33)	National Grid Company plc is the registered shareholder of Elexon Limited. However National Grid does not exercise control over this company.

(34)	Five companies organized under the laws of England and Wales, were incorporated as dormant group subsidiaries for name protection purposes.

(35)
National Grid Four Limited holds 123,582,445 shares in Energis plc (7.1%) and NGG Telecoms Limited holds 442,500,000 shares in Energis plc (25.4%). Energis plc, is not controlled by National Grid Transco and is in administration.

(36)	National Grid Nine Limited. Ownership is split between National Grid (Ireland) 1 Limited (26%) and National Grid (Ireland) 1 Limited (74%).

(37)	100 A shares in Natgrid Investments Ltd and 100 B shares are held by National Grid Holdings Limited. 200 B shares are held by NGT Insurance Company (Guernsey) Limited.

(39)	NG Australia LLP is a limited liability partnership in which National Grid International Grid Limited holds a 99% interest and NG Australia GP Pty Limited holds a 1% interest.

(40)	Britned Development Limited is a company organized under the laws of England and Wales and is a joint venture company.

(41)
National Grid Zambia Limited is a company organized under the laws of England and Wales. National Grid Zambia Limited was incorporated on 20 December 2002 as a group subsidiary and holding company, currently inactive.

(42)	Name changed from Silica Networks S.A to Inversiones ABC Limitada on 1 October 2002.

(43)	Transener S.A. is 65% owned by Citilec S.A, whose interest in Transener is split: 183,701,397 A shares and 50,427,835 B shares

(44)	Transba S.A. is 90% owned by Transener S.A, whose interest in Transba is split: 112,290,842 A shares and 85,896,467 B shares.

(45)	Utility Metering Services. 200 ordinary shares (20%) held by Lattice Telecom Finance (No1) Limited.
ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2003

Part B. National Grid USA and its Subsidiaries

Name of Company (and abbreviation used herein)	Number of Common Shares Owned	Percent of Voting Power (100% unless specified)	Value Per Books of Issuer and Carrying Value to Owner (000's)

National Grid USA
Granite State Electric Company (Granite)	60,400		$49,240
Massachusetts Electric Company (Mass Electric)	2,398,111		1,585,632
Nantucket Electric Company (Nantucket)	1		23,679
The Narragansett Electric Company (Narragansett)	1,132,487		879,985
NEES Energy, Inc. (NEES Energy)	1,000		(6,506)
Unsecured Debt	-		4,891
Wayfinder Group, Inc. (Wayfinder)	1,000		(4,466)
Unsecured Debt	-		7,241
New England Hydro-Transmission Electric Company, Inc. (NEHTEC) (2)	1,172,586	53.97	16,769
New England Hydro-Transmission Corporation (NEHTC) (2)	5,333	53.97	9,926
New England Electric Transmission Corporation (NEET)	10		527
New England Energy Incorporated (NEEI)*	2,500		0
Unsecured debt	-		0
National Grid USA Service Company, Inc.	3		8,153
New England Power Company (NEP)	3,619,896	99.64	1,018,296
NEES Communications, Inc. (NEESCom)	10,000		108,847
Unsecured debt			102,210
Metrowest Realty LLC (Metrowest)			4,954
Unsecured debt			4,772
EUA Energy Investment Corporation	100		19,836
National Grid Transmission Services Corp.	1,000		(213)
Unsecured debt			225
Niagara Mohawk Holdings, Inc. (3)	160,239,818		2,899,303
National Grid Communications, Inc.			(572)
Unsecured debt			625
Grid America Holdings	1,000		100
Grid America LLC (3A)			100

			$6,733,554
			==========
Niagara Mohawk Holdings, Inc.
Niagara Mohawk Power Corporation	187,364,863		2,894,527
NM Uranium, Inc.*		2,000	(57)
NM Receivables Corp. II	2,000		41
NM Receivables LLC (4)	-	99.99	221,261
NM Properties, Inc.	3,075		16,546
Arbuckle Acres, Inc.	10		0
Salmon Shores, Inc.	100		0
Salmon Shores Partnership* (5)		50.00	0
Riverview, Inc.	314		449
Riverview Galusha LLC (6)		50.00	213
Landwest, Inc.	303		771
Hudson Pointe, Inc.*	100		0
Upper Hudson Development Inc.	943		1,174
OPropCo., Inc.	1,286		5,858
Moreau Park, Inc.	215		729
Land Management & Development, Inc.	971		7,833
Minoa Farms Development Company LLC (7)		50.00	288
Salmon Hills Cross Country Ski Resort LLC (8)		15.00	0
Salmon Shores Partnership* (5)		50.00	0
Second Street Associates, LLC (9)		50.00	106
UMICO Holdings, Inc.	68,579	34.29	1,128

Opinac North America, Inc.	1,000		13,652
Telergy, Inc. (10)	1,483,340	18.00	-
eVionyx, Inc. (11)	18,000,000	16.00
Niagara Mohawk Energy, Inc.	347		-
Telergy Central LLC (12)		25.00
Direct Global Power	32,533	26.00	-
Opinac Energy Corporation (13)	12,800,001		0

NEESCom
Goddard GigaPoP LLC (14)
NEES Telecommunications Corp*
New England Hydro Finance Company (NEHFC) (15)	537	57.47	5
NEES Energy, Inc.
AEMC, L.L.C.

NEP
Connecticut Yankee Atomic Power Company	68,250	19.50	11,201
Maine Yankee Atomic Power Company	101,952	24.00	12,998
Vermont Yankee Nuclear Power Corporation	88,203	23.90	12,269
Yankee Atomic Electric Company	2,646	34.50	280
New England Hydro-Transmission Electric Company Inc. (NEHTEC) (2)	76,304	3.50	1,087
New England Hydro-Transmission Corporation (NEHTC) (2)	346	3.50	644

EUA Energy Investment Corporation
Eastern Unicord Corp.*
Separation Technology Inc. (16)			0
EUA Bioten Inc.	100		0

New England Wholesale Electric Company* (17)
Wayfinder
Nexus Energy Software, Inc. (18)		9.90	2,150
NEWHC, Inc. *	1,000

Part B Notes

*	Entities designated with an asterisk (*) are inactive.

(1)
System companies lend to or borrow from other system companies through the National Grid USA Money Pool. A schedule showing investments in the Money Pool during the year ended March 31, 2003 is filed as part of National Grid Transco's Certificate of Notification (Rule 24) filed June 27, 2003 (file nos. 70-8901 and 70-9089).

(2)	New England Power Company's shares obtained through merger with EUA's Montaup Electric Company on May 1, 2000 listed separately.

(3)
Niagara Mohawk Holdings, Inc. (Holdings) and its subsidiaries became National Grid USA subsidiaries with the merger of Holdings and National Grid USA on January 31, 2002. A description of Holdings and its subsidiaries was contained in the Form U-1 filing for the merger. (See File No. 70-9849, dated January 1, 2002.)

(3A)	GridAmerica LLC is a Delaware limited liability company formed on August 27, 2002.

(4)
NM Receivables LLC, a New York limited liability company, is a single-purpose, financing subsidiary that purchases and resells Niagara Mohawk's customer receivables, including accrued unbilled revenues. NM Receivables LLC is over 99.99% owned by Niagara Mohawk and is also owned by NM Receivables Corp. II.

(5)	Salmon Shores Partnership is a partnership jointly owned by NM Properties, Inc. (50%) and Land Management & Development, Inc. (50%). Its assets were sold during the fiscal year ended March 31, 2003.

(6)	Riverview Galusha LLC is a New York limited liability company.

(7)	Minoa Farms Development Company, LLC is a New York limited liability company.

(8)	Salmon Hills Cross Country Ski Resort LLC is a New York limited liability company.

(9)	Second Street Associates, LLC is a New York limited liability company.

(10)	Telergy, Inc., an exempt telecommunications company under Section 34 of the Act, has filed for bankruptcy and is in liquidation.

(11)
eVionyx, Inc., an exempt telecommunications company under Section 34 of the Act, is a research and development company that has developed and intends to commercialize new fuel cell and battery technology.

(12)	Telergy Central LLC, an exempt telecommunications company under Section 34 of the Act, has filed for bankruptcy and is in liquidation.

(13)	Opinac Energy Corporation sold its 50% interest in Canadian Niagara Power Company Limited to Fortis Inc. on July 10, 2002.

(14)
During the fiscal year ended March 31, 2003, NEESCom sold its 50% interest in Goddard GigaPoP LLC, a Delaware limited liability company. The purpose of Goddard GigaPoP LLC was to develop, operate and maintain an Internet 2 GigaPoP facility and market and sell access thereto.

(15)	NEHFC has two shareholders, NEHTEC and NEHTC, which each has a 50% interest. The tabulation shown above reflects National Grid USA's and New England Power Company's indirect ownership in NEHFC.

(16)
EUA Energy Investment Corporation owns 1,052,630 common shares of Separation Technology, Inc., of which 455,000 are voting shares representing a 9% ownership interest. NGUSA owns 6% convertible stock representing a 5% ownership interest. Separation Technology's purpose is to produce concrete from fly-ash waste from coal-fired generating units.

(17)	Incorporated in 1972; never capitalized.

(18)
Wayfinder has a 43% ownership interest (but only a 9.9% voting interest) in Nexus Energy Software, Inc., resulting from 1,000,000 shares of Series A Preferred Stock and 300,000 shares of Series B Preferred Stock.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I
Paragraph (a)

(a)
Lattice Group plc, a company organised under the laws of England and Wales, whose location and business address is at 1-3 Strand London, WC2N 5EH, England, is a foreign utility company, which is an intermediate holding company for National Grid Transco's interests in the gas and telecoms infrastructure businesses and associated services.

Lattice Group plc has the principal active subsidiaries listed below. In addition to the active subsidiaries listed below, Lattice Group plc has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realized) that are not included herein. Except as noted, all the entities listed below are organized under the laws of England and Wales.

	1.1	National Grid Properties Ltd, a company organised under the laws of England and Wales, holds interests in properties on behalf of National Grid Company plc.

	1.2	Transco Holdings plc is an intermediate holding company for National Grid Transco's interests in the gas infrastructure business in the UK and associated services.

		1.2.1					Transco plc is the gas transmission company in the UK. Transco is subject to regulatory control within the UK, overseen by the Office of Gas and Electricity Markets.

		1.2.1.1		British Transco International Finance BV, a company organised under the laws of the Netherlands, is a finance company providing financial services to Transco

1.2.1.2
C4Gas SA, a company organised under the laws of Belgium and in which Transco owns 47.5%, its activities are aimed at improving purchasing and increasing supply chain efficiencies in the European gas transportation industry

		1.2.1.3		British Transco Capital Inc, a company organised under the laws of Delaware, provides financial management services to Transco.

		1.2.1.4		British Transco Finance Inc, a company organised under the laws of Delaware, provides financial management services to Transco.

		1.2.1.5		British Transco Finance (No 3) Ltd provides financial management services to Transco

		1.2.1.6		British Transco Finance (No 5) Ltd provides financial management services to Transco.

		1.2.1.7		Joint Radio Company Ltd, in which Transco owns 50%, manages the radio spectrum allocation for licence holders under the Wireless Telegraphy Act in the UK.

		1.2.1.8		Transco Metering Services Ltd provides installation, maintenance and meter reading services to gas shippers in the UK.

		1.2.1.9		British Transco Finance (No 1) Ltd, a company organised under the laws of the Cayman Islands, provides financial management services to Transco.

				1.2.1.9.1	British Transco Finance (No 2) Ltd, a company organised under the laws of the Cayman Islands, provides financial management services to Transco.

	1.3	Lattice Group Holdings Ltd is an intermediate holding company for Lattice Group's interests in non-regulated businesses

		1.3.1	Advantica Technologies Ltd provides technology-based solutions to Transco, other utilities and pipeline operators worldwide.

			1.3.1.1	Advantica Corporate Ventures Ltd invests in the equity of small innovative companies whose products or markets are of strategic importance to the main business of Advantica.

				1.3.1.1.1	Cogsys Ltd develops and markets intelligent computer software systems

			1.3.1.2	Risx Ltd provides risk management consultancy services

			1.3.1.3	Stoner Associates Europe Ltd provides simulation software and related engineering services

		1.3.2	Lattice Group International Holdings Ltd is an intermediate holding company for certain overseas interests of the Lattice Group.

1.3.2.1
Viavera GmbH, a company incorporated under the laws of Germany and in which Lattice Group Interantional Holdings owns 40%, provides gas logistic services for gas transportation to gas traders/retailers, network owners and industrial customers in Europe.

			1.3.2.2	Lattice Group US Holdings Inc, a company incorporated under the laws of Delaware, is an intermediate holding company for Advantica's interests in the USA.

				1.3.2.2.1	Advantica Inc, a company incorporated under the laws of Delaware, provides technology-based solutions to pipeline operators in the USA.

					1.3.2.2.1.1	Advantica Pty Ltd, a company incorporated under the laws of Victoria, Australia, provides technology-based solutions to pipeline operators in Australia.

				1.3.2.2.2	Stoner Associates Inc, Advantica Inc, a company incorporated under the laws of Delaware, provides technology-based solutions to pipeline operators in the USA.

		1.3.3	Secondsite Property Portfolio Ltd, is an intermediate holding company for the property interests of the Lattice Group.

			1.3.3.1	Secondsite Property Holdings Ltd manages the property portfolio of land and buildings for the Lattice group of companies.

			1.3.3.2	Secondsite Land Investments Ltd develops property for the purposes of receiving rental income.

			1.3.3.3	Port Greenwich Ltd acquires, develops, manages and disposes of land and property.

		1.3.4	Lattice Intellectual Property Ltd holds trademarks, patents, copyrights and service marks on behalf of the Lattice Group of companies.

		1.3.5	Eastlands (Benefits Administration) Ltd provides pensions trustee and administration services, payroll services and management and financial accounting services.

		1.3.6	Lattice Energy Services Ltd provides energy infrastructure solutions for large energy users in the industrial and commercial market.

		1.3.7	NGT Insurance Company (Isle of Man) Ltd, a company incorporated in the Isle of Man, provides insurance services to the Lattice group of companies.

		1.3.8	Lattice Telecom Finance (No 1), a company incorporated in the Isle of Man Ltd, provides financial management services to the telecoms businesses within the Lattice group of companies.

		1.3.9	Lattice Group Trustees Ltd provides trustee services for certain employee share schemes within the National Grid Transco group.

		1.3.10	Lattice Group Employee Benefit Trust Ltd provides trustee services for certain employee share schemes within the National Grid Transco group.

		1.3.11	Fulcrum Connections Ltd provides gas connection services on behalf of Transco.

		1.3.12	Telecom International Holdings Ltd is an intermediate holding company for the telecoms interests of the National Grid Transco group.

			1.3.12.1	Urband Ltd, in which Telecom International Holdings Ltd owns 50%, provides and installs fibre optic equipment to the wholesale telecommunications market.

			1.3.12.2	Bulldog Communications Ltd, in which Telecom International Holdings Ltd owns 20%, is involved in planning and building a Digital Subscriber Line network in the UK.

			1.3.12.3	Gridcom (UK) Ltd provides communications infrastructure solutions to fibre and wireless network operators in the UK.

				1.3.12.3.1	Gridcom Ltd provides communications infrastructure solutions to fibre and wireless network operators in the UK.

				1.3.12.3.2	RT Masts Ltd constructs and maintains telecommunications masts.

				1.3.12.3.3	STC International Holdings Ltd is an intermediate holding company for part of Gridcom's interest in radio sites.

					1.3.12.3.3.1	Aerial Group Ltd is an intermediate holding company for part of Gridcom's interest in radio sites.
						1.3.12.3.3.1.1	Aerial UK Ltd is an intermediate holding company for part of Gridcom's interest in radio sites.

1.3.12.3.3.1.1.1	Gridcom Aerial Sites plc the management of radio sites and the provision of related engineering services.

(b)
National Grid Holdings Limited ("National Grid Holdings"), a company organized under the laws of England and Wales whose location and business address is at 1-3 Strand London, WC2N 5EH, England, is a foreign utility company in the National Grid system.

National Grid Holdings has the principal active subsidiaries listed below. In addition to the active subsidiaries listed below, National Grid Holdings has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realized) that are not included herein. Except as noted, all the entities listed below are organized under the laws of England and Wales.

1.
National Grid Company plc ("NGC") is the electricity transmission company in England and Wales. As a transmission asset owner, NGC provides a transmission service on a for-profit, non-discriminatory basis and maintains and makes improvements to optimise access to the transmission system of England and Wales. As system operator, it also matches generation and demand on the transmission system in real time through a balancing services activity, and procures ancillary services to ensure network security and stability. NGC is subject to regulatory controls overseen by the United Kingdom regulator, The Office of Gas and Electricity Markets, in respect of its transmission asset owner activities and its system operator activities.

1.1
Elexon Limited ("Elexon") carries on the business of implementing the Balancing and Settlement Code ("BSC"), as established under NGC's transmission licence, on a non-profit basis. Although, NGC is the registered owner of Elexon's shares, under the terms of the BSC Elexon has ceased to be controlled by National Grid Transco.

1.2	NGC Leasing Limited is engaged in the leasing of motor vehicles for use by employees of the National Grid Transco.

2.	EnMO Limited, in which National Grid Holdings owns 75%, was formed to operate the final day (balancing) gas market in Great Britain.

3.	NGG Telecoms Holdings Limited is an intermediate holding company.

4.	National Grid One Limited provides financial management services to National Grid Transco companies.

5.	National Grid Two Limited provides financial management services to National Grid Transco companies.

6.	National Grid Four Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc.

7.
NGT Insurance Company (Guernsey) Limited is a company organized in Guernsey in connection with the self-insured retention of NGC's transmission assets. National Grid Holdings holds all of the ordinary shares of National Grid Insurance Limited and an unaffiliated bank holds its preference shares remaining in issue.

8.	National Grid Gold Limited provides financial management services to National Grid Transco companies.

9.	National Grid Jersey Holdings Three Limited is a company organized under the laws of Jersey and is a holding company for National Grid Transco's interest in First Point Energy Corporation.

9.1
First Point Energy Corporation (formerly MyUtility.Com.Inc), in which National Grid Jersey Holdings Three Limited has a 10% interest, is a corporation organized under the laws of the state of Delaware and is engaged in the provision of on-line energy saving solutions.

10.	National Grid Jersey Holdings Four Limited is a company organized under the laws of Jersey and is a holding company, currently inactive.

11.	National Grid Jersey Holdings Five Limited, a company organized under the laws of Jersey, is an intermediate holding company for part of National Grid Holdings' interest in Energis plc.

11.1	National Grid Three Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc,

11.1.1	NGG Telecoms Limited is an intermediate holding company.

11.1.1.1	Energis plc, in which the group has an economic interest in 32.55%, is in administration.

12.	NGG Telecoms Investment Limited is a holding company for part of National Grid Holding's investment in Energis plc.

13.	National Grid Five Limited is an intermediate holding company.

13.1	NGC Two Limited is an intermediate holding company and business development vehicle.

13.1.1	The National Grid Investments Company is an unlimited company and carries on business as an investment company.

13.2	National Grid Six Limited provides financial management services to National Grid Transcocompanies.

13.3	NatGrid Finance Holdings Limited provides financial management services to National Grid Transco companies.

13.3.1	NatGrid Finance Limited provides financial management services to National Grid Transco companies.

13.3.1.1	NG Jersey Limited is a company organized in Jersey which provides financial management services to National Grid Transco companies.

13.3.1.2	NG Investments Limited is a company organized in Jersey which provides financial management services to National Grid Transco companies.

13.3.1.2.1	NatGrid Investments Limited provides financial management services to National Grid Transco companies.

13.4
National Grid International Limited is the intermediate holding company for a number of National Grid Holding's current or planned investments outside the United Kingdom, including operations in South America, India, Africa, Continental Europe and Australia. National Grid International Limited has several active direct subsidiaries, a number of indirect subsidiaries and is a limited partner in a limited liability partnership, as follows:

13.4.1	National Grid Overseas Limited is an intermediate holding company.

13.4.1.1	National Grid Overseas Two Limited is a former intermediate holding company.

13.4.2	National Grid Seven Limited is an intermediate holding company for all of the South American and African interests held by National Grid Holdings.

13.4.2.1	National Grid Holdings B.V. is organized in the Netherlands and is a holding company for National Grid Holdings' operations in Brazil, Chile, Argentina and Zambia.

13.4.2.1.1	National Grid Brazil B.V., a company organized in the Netherlands, is a holding company for National Grid's investment in JVCO Participacoes Ltda.

13.4.2.1.1.1
JVCO Participacoes Ltda, of which National Grid Brazil B.V. owns 50%, is a company organized under the laws of Brazil and is a telecommunications joint venture vehicle for the National Grid group, France Telecom and Sprint Corporation.

13.4.2.1.1.1.1
Holdco Participacoes Ltda ("Holdco") is a company organized under the laws of Brazil and is a 100% subsidiary of JVCO Participacoes Ltda. Holdco is a joint venture vehicle for the National Grid Transco's Brazilian telecom operations

13.4.2.1.1.1.1.1	Intelig Telecommunicacoes Ltda ("Intelig") is a company organized under the laws of Brazil and is a 100% subsidiary of Holdco. Intelig is engaged in telecommunications in Brazil.

13.4.2.1.2	National Grid Zambia B.V., a company formed under the laws of the Netherlands, is a holding company for National Grid Transco's interest in Copperbelt Energy Corporation plc ("Copperbelt").

13.4.2.1.2.1
Copperbelt, a Zambian corporation, is some 38.5% owned by National Grid Zambia B.V. and is engaged in generating, buying, selling and transmitting electricity to meet the needs of the copper mining region of Zambia.

13.4.2.1.3	National Grid Finance BV is a company formed under the laws of the Netherlands that serves as a holding company for National Grid Transco's electricity transmission operations in Argentina.

13.4.2.1.3.1
Compania Inversora En Transmicion Electrica Citelec S.A. ("Citelec") is a company organized under the laws of Argentina and in which the National Grid Transco holds a 42.5% interest. Citelec is a holding company for the Transener business.

13.4.2.1.3.1.1
Compania de Transporte de Energia Electrica en Alta Tension Transener S.A. ("Transener"), in which Citelec holds an approximately 65% interest, is a company organized under the laws of Argentina and is the owner of the primary electricity transmission system that services Argentina.

13.4.2.1.3.1.1.1
Empresa de Transporte de Energia Electrica por Distribucion Troncal de la Provincia de Buenos Aires Sociedad Anonima ("Transba"), a company organized under the laws of Argentina, is a regional transmission system owner in Argentina. Transba is 90% owned by Transener.

13.4.2.1.4	National Grid Brazil Finance is an unlimited company and provides financial management services to group companies.

13.4.2.1.5
National Grid Poland B.V. is a company formed under the laws of the Netherlands and is the holding company for the National Grid group's 18.5% interest in Energis Polska Sp. z o.o. (formerly NG Koleje Telekomunikacja Sp. z o. o.), a Polish telecommunications joint venture (which interest was, on 31 March 2001, held by National Grid International Limited).

13.4.2.1.6	National Grid Holland Limited provides financial management services to group companies.

13.4.2.1.7	National Grid Manquehue B.V. ("Manquehue BV") is a holding company organized under the laws of the Netherlands and former holding company for the National Grid Transco's investment in Chile.

13.4.2.1.8	National Grid Fourteen Limited is an intermediate holding company for National Grid Transco's interests in Chile.

13.4.2.1.8.1	National Grid Chile BV ("Chile BV") is a holding company organized under the laws of the Netherlands and is the holding company for National Grid Transco's interests in Chile

13.4.2.1.8.1.1	Inversiones ABC Ltda is a holding company organized under the laws of Chile.

13.4.3	National Grid (IOM) UK Limited is a former holding company and is organized under the laws of the Isle of Man.

13.4.4	Network Mapping Limited provides survey data of power utility assets, and offers related services to customers.

13.4.5	National Grid Indus B.V. is a company organized under the laws of the Netherlands and is a business development vehicle.

13.4.6	NG Australia GP Pty Limited is a company organized under the laws of Capital Territory, Australia and carries on the business of general partner in National Grid Australia LLP.

13.4.7
NG Australia LLP is a limited liability partnership established under the laws of the state of Victoria, Australia by National Grid Australia GP Pty Limited as general partner and National Grid International Limited as limited partner for the purpose of acquiring and holding investments.

13.4.7.1	National Grid Australia Pty Limited is a company organized under the laws of Capital Territory, Australia as a holding company for National Grid Australia LLP's investment in Basslink Pty Limited.

13.4.7.1.1
Basslink Pty Limited is a company organized under the laws of Capital Territory, Australia and engaged in development of an electrical interconnector between the Australian states of Tasmania and Victoria.

13.4.8	NG Procurement Holdings Limited is an intermediate holding company.

13.4.8.1
National Grid Procurement B.V. is a holding company organized in the Netherlands and holds the National Grid Transco's interest of approximately 7.5% in Eutilia N.V., a company engaged in the development of an electronic business to business supply for goods and services to the European utilities sector. Eutilia N.V. is a joint venture involving a number of European utilities companies.

13.4.9	Britned Development Limited is a 50% joint venture, with a view to establishing a submarine cable link between the UK and the Netherlands.

13.4.10	National Grid Zambia Limited is a holding company, currently inactive.

14.	National Grid (Ireland) 1 Limited is an intermediate holding company, holding 26% of National Grid Nine Limited.

14.1	National Grid (Ireland) 2 Limited is an intermediate holding company, holding 74% of National Grid Nine Limited.

14.1.1	National Grid Nine Limited provides financial management services to National Grid Transco companies.

The following system companies* have interests in National Grid Holdings:

Name of Company Description of Interest

National Grid Holdings One plc 99,999,999 ordinary shares of 1 GBP each
* One ordinary share of 1 GBP is owned by NGT Nominees Limited and 1000 A ordinary shares of 1 GBP each are owned by National Grid One Limited.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I.
Paragraph (b)

(b)	The aggregate amount of capital invested directly or indirectly by National Grid Transco plc in National Grid Holdings Limited and Lattice Group plc is set forth in the table below.
	National Grid Holdings $	Lattice Group $	Total $

Common stock investment	1,949,058,900	10,424,840,000	12,373,898,900
Loans	438,577,200	504,339,100	942,916,300
Guarantees	736,280,000	15,800,000	752,080,000

Total	$5,331,176,100	$10,944,979,100	$14,068,895,200

As at 31 March 2003, there was no debt or other financial obligation of National Grid Holdings or Lattice Group for which there is recourse, directly or indirectly to National Grid Transco plc or another system company (other than an exempt wholesale generator (EWG) or foreign utility company (FUCO)).

During the year ended 31 March 2003, National Grid Transco plc issued guarantees of of £200 million (US$316 million) in respect of a loan issued by National Grid Company plc and of £66 million (US$ 104.28 million) in respect of a loan facility granted to National Grid Australia LLP.

During the reporting period there were no transfers of assets from any system company (other than an EWG or FUCO) to National Grid Holdings or Lattice Group.

Paragraph (c)

The ratio of debt to common equity for National Grid Holdings (and subsidiaries) and for Lattice Group (and subsidiaries) is set forth in the table below.

	National Grid Holdings $	Lattice Group $

Debt	5,202,000,000	11,461,000,000
Equity	2,126,700,000	9,605,000,000

Debt to equity ratio	2.45	1.19

Net profit for the year ended 31 March 2003	656,000,000	532,000,000

Paragraph (d)

National Grid Company Limited provides certain services to National Grid USA Service Company, Inc. In accordance with Appendix C to the Commission's order in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000), requiring the disclosure of transactions between any FUCO and any US system company, reference is made to National Grid USA Service Company's Annual Reports on Form U-13-60 (file no. 049-00012) for the fiscal years ended March 31, 2002 and March 31, 2003.

Part II

Please see the organisational chart submitted as Exhibit G. Please see the financial data included within Item 10 and Exhibits.

Part III

The aggregate investment of National Grid Transco plc in EWGs and foreign utility companies is $14,068,895,200.

The ratio of the aggregate investment to the aggregate capital investment of National Grid Transco plc in its domestic public utility subsidiary companies is:

Investment in foreign utility companies
in accordance with Rule 24	14,068,895,200
		=	217.2%
Investment in domestic public utility subsidiary companies	6,478,581,000

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Certain Financial Statement Supplements are filed with this amendment to annual report, as listed below:

A-3	National Grid (US) Holdings Limited (consolidated)

A-4	National Grid (US) Investments 4

A-5	National Grid (US) Partner 1 Limited

A-6	National Grid (US) Partner 2 Limited

A-7	National Grid General Partnership

A-8	National Grid Holdings Inc.

A-9	National Grid Holdings One plc (consolidated)

Exhibit H, the consolidated financial statements of National Grid Holdings Limited, is also filed herewith. Except for those items, the below-listed supplements and exhibits are incorporated by reference to the corresponding supplements and exhibits filed with National Grid Transco's Form U5S filed July 29, 2003 or as otherwise indicated.

Financial Statement Supplements

A-1	National Grid USA (consolidating)

A-2	National Grid Transco plc (consolidated)

A-3	National Grid (US) Holdings Limited (consolidated) (amended, filed herewith)

A-4	National Grid (US) Investments 4 (amended, filed herewith)

A-5	National Grid (US) Partner 1 Limited (amended, filed herewith)

A-6	National Grid (US) Partner 2 Limited (amended, filed herewith)

A-7	National Grid General Partnership (amended, filed herewith)

A-8	National Grid Holdings Inc. (amended, filed herewith)

A-9	National Grid Holdings One plc (consolidated) (amended, filed herewith)

A.	Annual Reports

	1.	a.	National Grid Transco Annual Report on Form 20-F for the year ended March 31, 2003 (file no. 1-14958)

		b.	National Grid Transco Annual Review for Stockholders for the year ended March 31, 2003

	2.	New England Power Company Annual Report on Form 10-K for the year ended March 31, 2003 (file no. 1-6564)

	3.	Niagara Mohawk Power Corporation Annual Report on Form 10-K for the year ended March 31, 2003 (file no. 1-2987)

B.	Corporate Documents

	1.	National Grid Transco plc:

		a.	Memorandum and Articles of Association (Exhibit 1 to Form 20-F for the year ended March 31, 2003 (Commission File No. 1-14958)).

	2.	Lattice Group plc:

		a.	Memorandum and Articles of Association.

	3.	NGG Finance plc:

		a.	Memorandum of Association and Articles of Association.

	4.	National Grid Holdings One plc:

		a.	Memorandum of Association and Articles of Association.

	5.	National Grid Holdings Limited:

		a.	Memorandum and Association and Articles of Association (Exhibit B.2 to National Grid Group 2001 Form U-5-S).

	6.	National Grid (US) Holdings Limited:

		a.	Articles of Association.

		b.	Memorandum of Association and Articles of Association.

	7.	National Grid (US) Investments 4:

		a.	Memorandum of Association and Articles of Association.

	8.	National Grid (US) Partner 1 Limited:

		a.	Memorandum of Association and Articles of Association.

	9.	National Grid (US) Partner 2 Limited:

		a.	Memorandum of Association and Articles of Association.

	10.	National Grid General Partnership:

		a.	General Partnership Agreement dated July 16, 1999.

		b.	Amendment No. 1 to General Partnership Agreement dated December 20, 2001.

		c.	Amendment No. 2 to General Partnership Agreement dated December 20, 2001.

		d.	Amendment No. 3 to General Partnership Agreement dated January 31, 2002.

	11.	National Grid Holdings Inc.:

		a.	Certificate of Incorporation filed May 16, 2001 and Certificate of Amendment filed December 5, 2001.

		b.	By-laws dated May 16, 2001.

	12.	National Grid USA:

a.
Certificate of Incorporation of Iosta, Inc. filed December 10, 1998 and Certificate of Amendment changing name to NGG Holdings, Inc. filed March 18, 1999 and Certificate of Merger with NGG Trustee LLCI and changing the name to National Grid USA filed March 22, 2000 and Certificate of Amendment filed June 26, 2000 (Exhibit 11.a to National Grid 2001 Form U-5-S, File 1-14958).

		b.	By-laws (Exhibit 11.b to National Grid 2001 Form U-5-S, File 1-14958).

	13.	New England Power Company:

a.
Articles of Organization (Exhibit B.8.a to NEES 1983 Form U-5-S); Articles of Amendment dated June 25, 1987 (Exhibit B.12.a to NEES 1988 Form U-5-S); Articles of Amendment dated January 27, 1998 (Exhibit B.18.a to National Grid USA 1999 Form U-5-S); Articles of Amendment filed April 21, 2000 and Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Exhibit 22.a to National Grid 2001 Form U-5-S, File 1-14958).

		b.	By-laws (Exhibit 3.2 to 2003 NEP Form 10-K, File 1-6564).

	14.	Connecticut Yankee Atomic Power Company:

		a.	Certificate of Incorporation as amended through October 15, 1998.

		b.	By-Laws as amended through June 2, 1993.

15.	Maine Yankee Atomic Power Company:

	a.	Certificate of Organization as amended through September 18, 1992.

	b.	By-Laws as amended through November 25, 1996.

16.	Vermont Yankee Nuclear Power Company:

	a.	Articles of Association as amended through October 30, 1980.

	b.	By-Laws dated November 2, 1983.

17.	Yankee Atomic Electric Company:

	a.	Articles of Organization as amended through May 30, 2001.

	b.	By-Laws as amended through December 9, 1988.

18.	National Grid USA Service Company, Inc.:

a.
Articles of Organization (Exhibit B.9.a to NEES 1983 Form U-5-S); Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1, 2000 and Articles of Amendment filed May 2, 2000 (Exhibit 12.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit 12.b to National Grid 2001 Form U-5-S, File 1-14958).

19.	New England Electric Transmission Corporation:

	a.	Restated Articles of Incorporation (Exhibit B.6.a to NEES 1983 Form U-5-S).

	b.	By-laws dated March 17, 1998 (Exhibit B.13.b to NEES 1998 Form U-5-S).

20.	National Grid Transmission Services Corporation:

	a.	Articles of Organization filed May 1, 2000 (Exhibit 13(a) to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit 13.b to National Grid 2001 Form U-5-S, File 1-14958).

21.	Massachusetts Electric Company:

a.
Articles of Organization (Exhibit B.2.a to NEES 1983 Form U-5-S); Articles of Amendment dated March 5, 1993, August 11, 1993, September 20, 1993, and November 11, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464); Articles of Amendment dated January 27, 1998 (Exhibit B.6.a to National Grid USA 1999 Form U-5-S); Certificate of change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Exhibit 8.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit 8.b to National Grid 2001 Form U-5-S, File 1-14958).

22.	The Narragansett Electric Company:

	a.	Charter (Exhibit B.3.a to NEES 1983 Form U-5-S); Amendment to Charter dated June 9, 1988 (Exhibit B.3.a to NEES 1988 Form U-5-S).

	b.	By-laws dated September 19, 2001.

	c.	Preference Provisions as amended dated December 15, 1997 (Exhibit 4(C) to NEES 1997 Form 10-K, File No. 1-3446).

23.	Granite State Electric Company:

	a.	Articles of Organization (Exhibit B.1.a to NEES 1983 Form U-5-S).

	b.	By-laws March 27, 1998 (Exhibit B.4.b to NEES 1998 Form U-5-S).

24.	Nantucket Electric Company:

a.
Articles of Organization (Exhibit A-6 to Rule 24 Certificate filed April 9, 1996 filed under cover of Form SE, File No. 70-8675); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 9.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws dated October 20, 1998.

25.	New England Energy Incorporated:

a.
Articles of Organization (Exhibit B.7.a to NEES 1983 Form U-5-S); Articles of Amendment dated April 8, 1988 (Exhibit B.8.a to NEES 1988 Form U-5-S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 18.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit B.8.b to NEES 1995 Form U-5-S).

26.	National Grid Communications, Inc.:

	a.	Articles of Organization filed August 28, 2002.

	b.	By-laws.

27.	Metrowest Realty LLC:

	a.	Limited Liability Company Agreement dated as of December 17, 1998 (Exhibit B.21 to NEES 1998 Form U-5-S).

	b.	First Amendment to Limited Liability Company Agreement dated January 28, 1999.

28.	New England Hydro-Transmission Corporation:

	a.	Articles of Incorporation (Exhibit B.8.a to NEES 1986 Form U-5-S); Articles of Amendment dated January 18, 1989 (Exhibit B.10.a to NEES 1988 Form U-5-S);

	b.	By-laws dated March 17, 1998 (Exhibit B.16.b to NEES 1998 Form U-5-S).

29.	New England Hydro-Transmission Electric Company, Inc.:

a.
Restated Articles of Organization dated January 13, 1989 (Exhibit B.11.a to NEES 1988 Form U-5-S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 21.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws dated March 17, 1998 (Exhibit B.17.b to NEES 1998 Form U-5-S).

30.	New England Hydro Finance Company, Inc.:

	a.	Articles of Organization (Exhibit B.9.a to NEES 1988 Form U-5-S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 19.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit B.9.b to NEES 1995 Form U-5-S).

31.	GridAmerica Holdings Inc.:

	a.	Certificate of Formation filed August 27, 2002, Certificate of Conversion and Certificate of Incorporation, both filed December 19, 2002.

	b.	By-laws dated December 19, 2002 (Filed herewith).

32.	GridAmerica LLC:

	a.	Limited Liability Company Agreement dated October 31, 2002.

33.	Niagara Mohawk Holdings, Inc.:

	a.	Restated Certificate of Incorporation filed February 18, 1999 (Exhibit 99-1 to Current Report on Form 8-K dated March 18, 1999, File 000-25595).

	b.	By-Laws as amended June 13, 2000 (Exhibit 3 to Quarterly Report on Form 10-Q for quarter ended June 30, 2000, File 000-25595).

34.	Niagara Mohawk Power Corporation:

a.
Certificate of Consolidation dated January 5, 1950, as amended through August 5, 1994 (Exhibits 3(a)(1) to 3(a)(46) to 1994 Form 10-K, File 1-02987); Certificate of Amendment filed June 29, 1998 (Exhibit 3 to Form 10-Q for quarter ended June 30, 1998, File 1-02987); Certificate of Amendment filed March 19, 1999 (Exhibit 3 to Form 10-Q for quarter ended March 31, 1999, File 1-02987); Certificate of Amendment filed November 29, 1999 (Exhibit 3.1 to Current Report on Form 8-K dated November 30, 1999, File 1-02987).

	b.	By-Laws as amended March 17, 1999 (Exhibit 3(i) to Quarterly Report on Form 10-Q for quarter ended March 31, 1998, File 1-02987).

35.	Hudson Pointe, Inc.:

	a.	Certificate of Incorporation filed March 29, 1994.

	b.	By-Laws.

36.	Land Management & Development, Inc.:

	a.	Certificate of Incorporation filed May 27, 1994.

	b.	By-Laws.

37.	Landwest, Inc.:

	a.	Certificate of Incorporation filed February 15, 1995.

	b.	By-Laws.

38.	Moreau Park, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993.

	b.	By-Laws.

39.	Niagara Mohawk Energy, Inc.:

	a.	Certificate of Incorporation dated May 4, 1994 and Certificate of Amendment filed August 12, 1998.

	b.	By-Laws.

40.	NM Properties, Inc.:

	a.	Certificate of Incorporation filed November 13, 1992 and Certificate of Amendment dated September 25, 1998.

	b.	By-Laws dated July 6, 1999.

41.	NM Receivables LLC:

	a.	Articles of Organization dated December 22, 1997.

42.	NM Receivables Corp. II:

	a.	Certificate of Incorporation filed December 26, 1997 and Certificate of Amendment filed June 12, 1998.

	b.	By-Laws.

43.	NM Uranium, Inc.:

	a.	Articles of Incorporation filed April 26, 1976.

	b.	By-Laws as amended through April 1994.

44	Opinac Energy Corporation:

	a.	Articles of Incorporation filed July 7, 1982, Articles of Amendment filed January 17, 1985, April 11, 1988, December 18, 1990, and January 25, 1991.

b.
By-Law No. 1, Special By-Law, Special By-Law No. 2, Special By-Law No. 3 dated July 23, 1982, Special By-Law No. 4 and Special By-Law No. 5 dated July 30, 1982, By-Law No. 2 dated December 15, 1982, and By-Law No. 3 dated December 13, 1991.

45.	Opinac North America, Inc.:

	a.	Certificate of Incorporation dated September 12, 1997 and Certificate of Amendment dated December 29, 1999.

	b.	By-Laws.

46.	Oprop Co. Inc.:

	a.	Certificate of Incorporation filed February 15, 1996.

	b.	By-Laws.

47.	Riverview, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993.

	b.	By-Laws.

48.	Salmon Shores, Inc.:

	a.	Certificate of Incorporation filed April 29, 1993.

	b.	By-Laws.

49.	UMICO Holdings Inc.:

	a.	Certificate of Incorporation filed February 15, 1995.

	b.	By-Laws.

50.	Upper Hudson Development, Inc.:

	a.	Certificate of Incorporation filed March 14, 2000.

	b.	By-Laws.

51.	Wayfinder Group, Inc.:

a.
Articles of Organization (Exhibit B.5.a to NEES 1993 Form U-5-S). Articles of Amendment dated June 27, 1997 and December 13, 1999 (Exhibit B.23.a to National Grid USA 1999 U-5-S); Certificate of Change of Fiscal Year End dated April 3, 2000 (Exhibit 25.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-Laws (Exhibit B.5.b to NEES 1993 Form U-5-S).

52.	NEWHC, Inc.:

a.
Articles of Merger (Exhibit B.20.a to NEES 1998 Form U-5-S); Articles of Amendment dated October 21, 1999 (Exhibit B.20.a to National Grid USA 1999 Form U-5-S); Certificate of Change of Fiscal Year End dated April 5, 2000 (Exhibit 23.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws dated March 30, 1998 (Exhibit B.20.b to NEES 1998 Form U-5-S).

53.	NEES Energy, Inc.:

a.
Certificate of Incorporation (Exhibit 3(I) to Certificate of Notification, File No. 70-8803); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 15.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit 3(ii) to Certificate of Notification, File No. 70-8803).

54.	AEMC, L.L.C.:

	a.	Agreement and Plan of Merger dated December 31, 1998 (Exhibit 10(ii) to 1998 NEES Form 10-K, File No. 1-3446).

	b.	Limited Liability Company Agreement (Exhibit B-1 to Amendment No. 1 to Form U-1, File No. 70-8921).

	c.	Amendment No. 1 to Limited Liability Company Agreement (Exhibit 10(jj) to 1997 NEES Form 10-K, File No. 1-3446).

	d.	Certificate of Amendment filed August 24, 2001 (Exhibit 4.d to National Grid 2002 Form U-5-S, File 30-00354).

55.	EUA Energy Investment Corporation:

a.
Articles of Organization filed December 15, 1987 and Certificate of Correction filed January 15, 1988 and Certificate of Change of Fiscal Year End dated March 28, 2001 (Exhibit 6.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-Laws (Exhibit 6.b to National Grid 2001 Form U-5-S, File 1-14958).

56.	EUA Bioten, Inc.:

	a.	Articles of Organization filed June 22, 1995 and Certificate of Change of Fiscal Year End dated March 28, 2001 (Exhibit 5.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-Laws (Exhibit 5.b to National Grid 2001 Form U-5-S, File 1-14958).

57.	NEES Communications, Inc.:

	a.	Articles of Organization (Exhibit B.9.a to NEES 1996 Form U-5-S); Certificate of change of Fiscal Year End dated April 3, 2000 (Exhibit 14.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-laws (Exhibit B.9.b to NEES 1996 Form U-5-S).

58.	NEES Telecommunications Corp.:

a.
Articles of Organization as amended through May 29, 1998 (Exhibit B.11.a to National Grid USA 1999 Form U-5-S); Certificate of change of Fiscal Year End dated April 5, 2000 (Exhibit 16.a to National Grid 2001 Form U-5-S, File 1-14958).

	b.	By-Laws (Exhibit B.11.b to National Grid USA 1999 Form U-5-S).

59.	Arbuckle Acres, Inc.:

	a.	Certificate of Incorporation filed June 2, 1999.

	b.	By-Laws dated June 4, 1999.

C.	Funded Debt

Other than debt that has no sinking fund provisions, the system companies outside of the U.S. have no debt. Documents evidencing all of the debt of the U.S. system companies are set forth below.

1.	Granite State Electric Company

	a.	Note Agreement with First Colony Life Insurance Company dated as of November 1, 1993 (Exhibit C-1 to NEES 1993 Form U-5-S)

	b.	Note Agreement with First Colony Life Insurance Company dated as of July 1, 1995 (Exhibit A to Granite Certificate of Notification, File No. 70-8625)

	c.	Note Agreement with the Paul Revere Life Insurance Company dated as of June 15, 1998 (Exhibit C.1.d to NEES 1998 Form U-5-S)

2.	Massachusetts Electric Company

First Mortgage Indenture and Deed of Trust, dated as of July 1, 1949, and twenty-one supplements thereto (Exhibit 7-A, File No. 1-8019; Exhibit 7-B, File No. 2-8836; Exhibit 4-C, File No. 2-9593; Exhibit 4 to 1980 Form 10-K, File No. 2-8019; Exhibit 4 to 1982 Form 10-K, File No. 0-5464; Exhibit 4 to 1986 Form 10-K, File No. 0-5464; Exhibit 4(a) to 1988 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1995 NEES Form 10-K, File No. 1- 3446)

3.	The Narragansett Electric Company

First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and twenty-three supplements thereto (Exhibit 7-1, File No. 2-7042; Exhibit 7-B, File No. 2-7490; Exhibit 4-C, File No. 2-9423; Exhibit 4-D, File No. 2-10056; Exhibit 4 to 1980 Form 10-K, File No. 0-898; Exhibit 4 to 1982 Form 10-K, File No. 0-898; Exhibit 4 to 1983 Form 10-K, File No. 0-898; Exhibit 4 to 1985 Form 10-K, File No. 0-898; Exhibit 4 to 1986 Form 10-K, File No. 0-898; Exhibit 4 to 1987 Form 10-K, File No. 0-898; Exhibit C-3 to NEES 1991 Form U-5-S; Exhibit 4(b) to 1992 Form 10-K, File No. 1- 3446; Exhibit 4(b) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1995 NEES Form 10-K, File No. 1- 3446), Exhibit 4(b) to 1997 NEES Form 10-K, File No. 1-3446)

4.	New England Electric Transmission Corporation

Note Agreement with PruCapital Management, Inc. et al. dated as of September 1, 1986; Mortgage, Deed of Trust and Security Agreement dated as of September 1, 1986 (Exhibit 10(g) to 1986 Form 10-K, File No. 1-3446)

5.	New England Power Company

a.
Loan Agreement with Massachusetts Industrial Finance Agency dated as of March 15, 1980 and two supplements thereto (Exhibit C.8.c to NEES 1983 Form U-5-S); Supplements dated as of October 1, 1992 and September 1, 1993 (Exhibit C.6.b to NEES 1993 Form U-5-S); Fifth Supplement dated as of August 1, 1998 (Exhibit 5.a to NEES 1998 Form U-5-S)

b.
Loan Agreement with Business Finance Authority of the State of New Hampshire (formerly the Industrial Development Authority of the State of New Hampshire) dated as of November 15, 1983 (Exhibit C.8.d to NEES 1983 Form U-5-S); First Supplement dated as of April 1, 1986 (Exhibit C.7.d to NEES 1986 Form U-5-S); Second Supplement dated as of August 1, 1988 (Exhibit C.7.d to NEES 1988 Form U-5- S); Third Supplement dated as of April 1, 1989; Fourth Supplement dated as of November 1, 1990 (Exhibit C.6.d to NEES 1990 Form U-5-S); Fifth Supplement dated as of June 15, 1991 (Exhibit C.6.d to NEES 1991 Form U-5-S); Sixth Supplement dated as of January 1, 1993 (Exhibit C.6.d to NEES 1992 Form U-5-S); Seventh Supplement dated as of October 1, 1993 and Eighth Supplement dated as of December 1, 1993 (Exhibit C.6.c to NEES 1993 Form U-5-S); Ninth Supplement dated as of February 1, 1995 (Exhibit 6.c to NEES 1995 Form U-5-S), Tenth Supplement dated as of January 1, 1996, Eleventh Supplement dated as of January 15, 1996, Twelfth Supplement dated as of December 1, 1996 (Exhibit 6.c to NEES 1996 Form U-5-S); and Thirteenth Supplement dated as of August 1, 1998 (Exhibit 5.b to NEES 1998 Form U-5-S)

c.	Loan Agreement with the Connecticut Development Authority dated as of September 1, 1999 (Exhibit 5.c to National Grid USA 1999 Form U-5-S)

6.	Nantucket Electric Company

Loan and Trust Agreement with Massachusetts Industrial Finance Agency and Fleet National Bank dated as of July 1, 1996

7.	New England Hydro Finance Company, Inc.

Note and Guaranty Agreement with New England Hydro-Transmission Electric Company, Inc. and New England Hydro-Transmission Corporation dated as of April 15, 1991

8.	Niagara Mohawk Power Corporation

a.
Mortgage Trust Indenture dated as of October 1, 1937 with Marine Midland Bank, N.A. (formerly named The Marine Midland Trust Company of New York), as Trustee (filed October 15, 1937 after effective date of Registration Statement No. 2-3414); Supplemental Indenture dated as of December 1, 1938 (Exhibit 2-3 to Registration Statement No. 2-59500); Supplemental Indenture dated as of April 15, 1939 (Exhibit 2-4 to Registration Statement No. 2-59500); Supplemental Indenture dated as of July 1, 1940 (Exhibit 2-5 to Registration Statement No. 2-59500); Supplemental Indenture dated as of October 1, 1944 (Exhibit 7-6 to Central New York Power and Light Corporation Registration Statement No. 2-5490); Supplemental Indenture dated as of June 1, 1945 (Exhibit 2-8 to Registration Statement No. 2-59500); Supplemental Indenture dated as of August 17, 1948 (Exhibit 2-9 to Registration Statement No. 2-59500); Supplemental Indenture dated as of December 31, 1949 (Exhibit 7-9 to Registration Statement No. 2-8214); Supplemental Indenture dated as of January 1, 1950 (Exhibit 7-10 to Registration Statement No. 2-8214); Supplemental Indenture dated as of October 1, 1950 (Exhibit 7-11 to Registration Statement No. 2-8634); Supplemental Indenture dated as of October 19, 1950 (Exhibit 7-12 to Registration Statement No. 2-8634); Supplemental Indenture dated as of February 20, 1953 (Exhibit 4-16 to Registration Statement No. 2-10501); Supplemental Indenture dated as of April 25, 1956 (Exhibit 4-19 to Registration Statement No. 2-12443; Supplemental Indenture dated as of March 15, 1960 (Exhibit 2-23 to Registration Statement No. 2-16193; Supplemental Indenture dated as of July 15, 1967 (Exhibit 4-29 to Registration Statement No. 2-26918); Supplemental Indenture dated as of March 1, 1978 (Exhibit 4(b)(42) to Registration Statement No. 2-70860); Supplemental Indenture dated as of June 15, 1980 (Exhibit 4(b)(46) to Registration Statement No. 2-70860); Supplemental Indenture dated as of November 1, 1990 (Exhibit 4(b)(75) to Registration Statement No. 33-38093); Supplemental Indenture dated as of October 1, 1991 (Exhibit 4(b)(77) to Registration Statement No. 33-47241); Supplemental Indenture dated as of June 1, 1992 (Exhibit 4(b)(79) to Registration Statement No. 33-59594); Supplemental Indenture dated as of August 1, 1992 (Exhibit 4(b)(81) to Registration Statement No. 33-59594); Supplemental Indenture dated as of April 1, 1993 (Exhibit 4(b)(82) to Form 10-Q for quarter ended March 31, 1993); Supplemental Indenture dated as of July 1, 1993 (Exhibit 4(b)(83) to Form 10-Q for quarter ended September 30, 1993); Supplemental Indenture dated as of July 1, 1994 (Exhibit 4(b)(86) to 1994 Form 10-K); Supplemental Indenture dated as of May 1, 1995 (Exhibit 4(87) to Form 10-Q for quarter ended June 30, 1995); Supplemental Indenture dated as of March 20, 1996 (Exhibit 4(a)(39) to Registration Statement No. 33-49541); Supplemental Indenture dated as of November 1, 1998 (Exhibit 4(b)(40) to 1999 Form 10-K.

b.
Agreement dated as of August 16, 1940, with The Chase National Bank of the City of New York, as Successor Trustee, and The Marine Midland Trust Company of New York, as Trustee (Exhibit 7-23 to Central New York Power and Light Corporation Registration Statement No. 2-5490)

		c.	Form of Indenture relating to the Senior Notes dated June 30, 1998 (Exhibit 4(a)(41) to Registration Statement No. 33-49541)

d.
Indenture, dated as of May 12, 2000, with The Bank of New York, a New York banking corporation, as Trustee (Exhibit 1.2 to Form 8-K dated May 9, 2000); First Supplemental Indenture, dated as of May 12, 2000, (Exhibit 1.3 to Form 8-K dated May 9, 2000); Form of Second Supplemental Indenture (Exhibit 1.2 to Form 8-K dated September 25, 2001)

D.	Tax Allocation Agreement

National Grid General Partnership and Affiliated U.S. Corporations Form of Second Amended and Restated Federal and State Income Tax Allocation Agreement dated as of February 1, 2002 (Exhibit D.3 to 2002 U5S)

E.	Other Documents

	1.	Schedule showing Money Pool investments for year ended March 31, 2003 (See request number 6, Certificate of Notification (Rule 24) filed June 27, 2003, file nos. 70-9849, 70-10067 )

	2.	Financial statements of Lattice Group plc (consolidated)

	3.	Information on certain transactions (see Item 9A)

F.	Supporting Schedules

N/A

G.	Organizational Chart

Organizational chart showing FUCOs

H.	Financial Statements of FUCOs

	1.	National Grid Holdings Limited (consolidated) (amended, filed herewith)

	2.	Lattice Group plc (filed as Exhibit E.2)

SIGNATURES

Each undersigned system company has duly caused this amendment to annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

NATIONAL GRID TRANSCO PLC
NATIONAL GRID (US) HOLDINGS LIMITED
NATIONAL GRID (US) INVESTMENTS 4
NATIONAL GRID (US) PARTNER 1 LIMITED
NATIONAL GRID (US) PARTNER 2 LIMITED
NATIONAL GRID HOLDINGS INC.
NATIONAL GRID USA

Date: November 10, 2003	By:	/s/ John G. Cochrane
John G. Cochrane
Senior Vice President, National Grid USA

NATIONAL GRID GENERAL PARTNERSHIP
By its general partner, National Grid US Partner (1) Limited

Date: November 10, 2003	By:	/s/ John G. Cochrane
John G. Cochrane
Senior Vice President, National Grid USA

By its general partner, National Grid US Partner (2) Limited

Date: November 10, 2003	By:	/s/ John G. Cochrane
John G. Cochrane
Senior Vice President, National Grid USA